K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 7, 2015	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post Effective
Amendment	No. 112 to the Registration Statement on Form N-1A of EQ Advisors Trust

(File Nos. 333-17217; 811-07953)

Dear Ms. Bentzinger:

On behalf of the above-referenced registrant, set forth below are comments that you provided on March 18, 2015 concerning Post-Effective Amendment No. 112 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on February 5, 2015. The Post-Effective Amendment was filed in connection with the annual update of the Trust’s registration statement. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment. Page references are to the page numbers of the courtesy copy provided to the staff.

1.	General Comments

(a)	Please confirm that all incomplete data and disclosure will be included in a post-effective amendment.

Response: The Trust confirms that the requisite data and disclosure will be completed in a post-effective amendment filed prior to or on the effective date of the Post-Effective Amendment.

(b)	Please apply comments made to Post Effective Amendment 111 to the Post-Effective Amendment, as applicable.

Response: The Trust acknowledges that the comments made to Post Effective Amendment 111 will be made to the Post-Effective Amendment, as applicable.

Elisabeth Bentzinger

April 7, 2015

(c)	Please note that responses to comments made to one portion of the Post-Effective Amendment should be made throughout, as applicable.

Response: The Trust acknowledges that responses to comments made to one portion of the Post-Effective Amendment will be made throughout, as applicable.

(d)	With respect to any Portfolio that invests in derivatives and counts such derivatives towards a Names Rule investment policy, please confirm that such derivatives will be valued at market value rather than notional value.

Response: The Trust confirms that derivatives counted towards a Names Rule investment policy are valued at market value rather than notional value.

(e)	With respect to any Portfolio that engages in short sales, please confirm that any dividend or interest expenses on securities sold short will be included in the fee table.

Response: The Trust confirms that, to the extent a Portfolio engages in short sales, any dividend or interest expenses related to securities sold short will be included as a subcaption to the “Other Expenses” line item of the Portfolio’s fee table entitled “Dividend and Interest Expenses on Securities Sold Short.”

(f)	For all Portfolios that have “global” in their names, please disclose that these Portfolios normally will invest a significant portion (for example, at least 40%) of their assets outside the U.S. or that they normally will invest in non-U.S. companies in accordance with an applicable benchmark or index. See Final Rule: Investment Company Names, Release No. IC-24828 (Jan. 17, 2001)(“Names Rule Adopting Release”).

Response: The Trust has reviewed the principal investment strategies disclosure for the Portfolios that have “global” in their names. The Trust has revised the principal investment strategies of certain Portfolios to more clearly disclose that each Portfolio normally will invest a significant portion of its assets outside the United States.

2.	Master Prospectus - Summary Prospectuses

(a)	General: For each Portfolio employing a managed volatility strategy, please include disclosure explaining volatility and its impact on the Portfolio.

Response: The Trust has made the requested change.

(b)	AXA Global Equity Managed Volatility Portfolio - Principal Investment Strategy (p. 3): The staff notes that the prospectus discloses that “the Portfolio invests primarily in equity securities of foreign companies.” The prospectus also discloses that the “Active Allocated Portion consists of approximately 30% of the Portfolio’s net assets” which will be invested “primarily in equity securities of U.S. and non-U.S. companies” and that the “Index Allocated Portion consists of approximately 70% of the Portfolio’s net assets … allocated in approximately the following manner: 30-50% in each of the S&P 500 and MSCI EAFE and 10-30% in the MSCI EM.” Please review the cited disclosure and confirm that “the Portfolio invests primarily in equity securities of foreign companies.”

Elisabeth Bentzinger

April 7, 2015

Response: The Trust has reviewed the principal investment strategy disclosure for the Portfolio and confirms that the Portfolio invests primarily in equity securities of foreign companies.

(c)	AXA Global Equity Managed Volatility Portfolio - Principal Risks (p. 4): The staff notes that “Cash Management Risk” references “counterparty risk” and “credit risk.” Please describe “counterparty risk” and “credit risk.”

Response: The Trust notes that “Credit Risk” is defined in the section of the prospectus entitled “More information on strategies and risks” and notes further that it has added a definition for “Counterparty Risk” to the same section that reads as follows:

“Counterparty Risk: A Portfolio may sustain a loss as a result of the insolvency or bankruptcy of, or other non-compliance by, another party to a transaction.”

(d)	AXA Global Equity Managed Volatility Portfolio - Principal Risks (p. 5): The staff notes the disclosure regarding “Mid-Cap Company Risk.” Please add corresponding disclosure to the “Principal Investment Strategy” section.

Response: The Trust notes that the Index Allocated Portion of the Portfolio tracks the MSCI EM which includes exposure to mid-cap securities. Accordingly, the Trust believes that the investment strategy includes disclosure corresponding to mid-cap company risk.

(e)	AXA Global Equity Managed Volatility Portfolio - Risk/Return Bar Chart and Table (p. 5): The staff notes the disclosure stating that the “additional broad-based market indexes show how the Portfolio’s performance compared with the returns of other indexes that have characteristics relevant to the Portfolio’s investment strategies.” Please replace the phrase “relevant to” with “similar to” or another comparable phrase.

Response: The Trust has reviewed the staff’s comment and notes that the additional benchmark relates to the performance of a portion or sleeve of the Portfolio’s assets. Accordingly, the Trust believes that “relevant to” accurately describes the comparison of the additional benchmark’s performance as it relates to the Portfolio’s investment strategy.

(f)	AXA Global Equity Managed Volatility Portfolio - Average Annual Total Returns (p. 7): Please add footnotes to the table describing the Volatility Managed Indexes.

Response: The Trust has considered the staff’s comment and notes that the statutory prospectus includes a description of the Volatility Managed Indexes in the section titled “Benchmarks.” The Trust further notes that a description of the benchmarks used to measure performance is not required by Form N-1A. Accordingly, the Trust believes that no additional description of the Volatility Managed Indexes is necessary or required.

In addition, to avoid investor confusion, the Trust will delete the footnote describing the blended index included in the same table. As noted above, such disclosure is not required by Form N-1A and, upon further consideration, the Trust believes that all such descriptions are more appropriately included in the statutory prospectus.

Elisabeth Bentzinger

April 7, 2015

(g)	AXA Global Equity Managed Volatility Portfolio - Average Annual Total Returns (p. 7): Please explain supplementally the purpose of the blended index since it does not appear to match the Portfolio’s allocation.

Response: The inclusion of the blended index on the Average Annual Total Returns table is intended provide investors an additional metric of the performance of international markets against which to compare the Portfolio’s performance.

(h)	AXA International Value Managed Volatility Portfolio - Annual Portfolio Operating Expenses (p. 15): The staff notes that the Principal Investment Strategy section discloses that the Portfolio may invest approximately 10% of its assets in exchange-traded funds (“ETFs”). If the fees and expenses incurred indirectly by the Portfolio as a result of investing in ETFs exceed one basis point of average net assets of the Portfolio, please include a line item in the fee table for acquired fund fees and expenses (“AFFE”).

Response: The Trust confirms that fees and expenses incurred indirectly by the Portfolio during the Portfolio’s most recent fiscal year did not exceed one basis point of the average net assets of the Portfolio.

(i)	AXA Natural Resources Portfolio - Principal Risks (p. 43): Please either remove “ETF Risk” or add corresponding disclosure to the Principal Investment Strategy section and consider whether a line item for AFFE should be added to the fee table.

Response: The Trust has added corresponding disclosure to the Principal Investment Strategy section.

(j)	AXA/AB Dynamic Moderate Growth Portfolio - Annual Portfolio Operating Expenses (p. 49): Please move the asterisks (*) that follow Class IA Shares and Class K Shares to the line items for “Other Expenses” and “Acquired Fund Fees and Expenses.”

Response: The Trust has made the requested change regarding “Other Expenses,” and has deleted the line item for “Acquired Fund Fees and Expenses” because it is not applicable to this Portfolio. In addition, the Trust has made corresponding changes to the fee tables of other Portfolios, as applicable.

(k)	AXA/Franklin Balanced Managed Volatility Portfolio - Principal Investment Strategy (p. 54): The staff notes that the Portfolio’s name includes the term “Balanced.” Accordingly, please clarify that the Portfolio will invest at least at least 25% of its assets in fixed income senior securities and at least 25% of its assets in equities. See Names Rule Adopting Release.

Response: The Trust has made the requested change.

(l)	AXA/Franklin Balanced Managed Volatility Portfolio - Principal Investment Strategy (p. 54): Please disclose any criteria as to maturity and credit quality that the Portfolio might use in the selection of fixed income securities.

Response: As noted in the Portfolio’s principal investment strategies, “[t]he Active Allocated Portion may invest up to 100% of its total assets in debt securities that are rated below investment grade, including a portion in defaulted securities.” The Portfolio’s

Elisabeth Bentzinger

April 7, 2015

principal investment strategies also disclose that a component of the Portfolio’s Index Allocated Portion will seek to invest in “securities comprising the Barclays Intermediate U.S. Government/Credit Index (“Intermediate Government/Credit Index”).” The Trust believes that the current disclosure adequately describes the criteria as to maturity and credit quality that the Portfolio might use in the selection of fixed income securities with respect to its principal investment strategy. However, the Trust will insert the following statement after referring to the Intermediate Government/Credit Index: “which includes U.S. Treasuries, government-related issues (i.e., agency, sovereign, supranational, and local authority debt), and investment grade corporate bonds with maturities of one to 10 years.”

(m)	AXA/Franklin Balanced Managed Volatility Portfolio - Principal Risks (p. 57): Please either remove “Loan Participation and Assignments Risk” or add corresponding disclosure to the Principal Investment Strategy section.

Response: The Trust has reviewed the disclosure and believes that “Loan Participation and Assignments Risk” is a principal risk of the Portfolio and that there is adequate corresponding investment strategy disclosure regarding these investments. For example, the disclosure relating to the Active Allocated Portion of the Portfolio states that the debt securities of that portion will include debt securities of “all varieties of fixed, floating and variable rate instruments, including… senior floating rate and term loans… and shorter term instruments,” which corresponds to the Loan Participation and Assignments Risk disclosure.

(n)	AXA/Franklin Small Cap Value Managed Volatility Portfolio - Principal Investment Strategy (p. 60): The staff notes the disclosure stating “The Portfolio may invest up to 10% of its assets in foreign securities, the Active Allocated Portion may invest up to 20% of its assets in foreign securities.” Please clarify or revise this statement.

Response: The Trust has clarified this statement as requested.

(o)	AXA/Loomis Sayles Growth Portfolio - Principal Investment Strategy (p. 69): Please provide a plain English description of the term “long-term secular.”

Response: The Trust has removed the term “secular” from the above referenced disclosure.

(p)	AXA/Mutual Large Cap Equity Managed Volatility Portfolio - Principal Risks (p. 82): “Distressed Companies Risk” discloses that “[d]ebt obligations of distressed companies typically are unrated, lower-rated or close to default.” Please clarify whether such securities also may include debt obligations that are in default. If so, please add corresponding disclosure to the principal strategies that the Portfolio may invest in defaulted securities.

Response: The Trust has revised “Distressed Companies Risk” to address the risk of defaulted securities. The Trust notes that the Portfolio’s principal investment strategies disclose that “[t]he Active Allocated Portion’s investments in distressed companies may involve investments … [in] defaulted debt securities.” Accordingly, the Trust has not made any changes to the Portfolio’s principal investment strategies in this regard.

Elisabeth Bentzinger

April 7, 2015

(q)	EQ/AB Small Cap Growth Portfolio - Principal Risks (p. 96): “Special Situations Risk” discloses that a “Portfolio may use aggressive investment techniques.” Please provide additional disclosure in the Principal Investment Strategy section regarding aggressive investment techniques.

Response: The Trust has removed the phrase “aggressive investment techniques” from the “Special Situations Risk” disclosure.

(r)	EQ/GAMCO Mergers and Acquisitions Portfolio - Average Annual Total Returns (p. 128): Please add the parenthetical “reflects no deduction for fees, expenses, or taxes” following the S&P Long-Only Merger Arbitrage Index.

Response: The Trust has made the requested change.

(s)	Multimanager Aggressive Equity Portfolio - Portfolio Turnover (p. 180): Please clarify that the portfolio turnover rate represents a partial year of the predecessor Portfolio’s portfolio turnover and a partial year of the Portfolio’s portfolio turnover.

Response: The Trust has made the requested change.

(t)	Multimanager Aggressive Equity Portfolio - Principal Investment Strategy (p. 180): The staff notes the disclosure regarding the Manager’s manager-of-managers order. Please consider moving this disclosure out of the summary prospectus. Alternatively, move the relevant paragraph to the end of the Principal Investment Strategy section.

Response: The Trust notes that the exemptive order requires that each prospectus “prominently disclose” that the Manager has the ultimate responsibility, subject to oversight by the Board of Trustees, to oversee the sub-advisers and recommend their hiring, termination and replacement, and that disclosure in the summary prospectus satisfies the prominence requirement. The Trust further notes that the inclusion of this disclosure in the summary description of each Portfolio’s principal investment strategy is in response to a previous staff comment requesting that the disclosure be moved from the section of each Portfolio summary entitled “Who Managed the Portfolio.” However, as suggested, the Trust has moved the relevant paragraph to the end of the Principal Investment Strategy section of the summary prospectus.

(u)	Multimanager Aggressive Equity Portfolio - Risk/Return Bar Chart and Table (p. 182): Please clarify that the 2014 performance represents a partial year of the predecessor Portfolio’s performance and a partial year of the Portfolio’s performance.

Response: The Trust has made the requested change.

(v)	Multimanager Technology Portfolio - Example (p. 192): Please disclose that the example assumes that the expense limitation arrangement is not renewed.

Response: The Trust has made the requested change.

Elisabeth Bentzinger

April 7, 2015

(w)	Multimanager Technology Portfolio - Principal Risks (p. 194): Please either remove “Risks of Investing in Other Investment Companies” or add corresponding disclosure to the Principal Investment Strategy section.

Response: The Trust has removed “Risks of Investing in Other Investment Companies” from the Principal Investment Strategy section as requested.

(x)	EQ/AB Short Duration Government Bond Portfolio - Principal Risks (p. 199): Please either remove “Short Position Risk” and “Zero Coupon and Pay-in-Kind Securities Risk” or add corresponding disclosure for each to the Principal Investment Strategy section.

Response: The Trust has added corresponding disclosure to the Principal Investment Strategy section.

(y)	EQ/Quality Bond PLUS Portfolio - Principal Risks (p. 229): Please either remove “Convertible Securities Risk” or add corresponding disclosure to the Principal Investment Strategy section.

Response: The Trust has removed “Convertible Securities Risk” from the Principal Risks section.

3.	Master Prospectus - Statutory Prospectus

(a)	Illiquid Securities (p. 244): Please clarify the first sentence with respect to the amount of illiquid securities in which the EQ/Money Market Portfolio may invest.

Response: The Trust has made the requested change.

(b)	Insurance Fund Risk (p. 247): Please remove the references to Underlying Portfolios.

Response: The Trust has made the requested change.

(c)	Investment Company Securities Risk (p. 256): Please remove this risk disclosure since it appears that none of the Portfolios in this prospectus invests in Underlying Portfolios.

Response: The Trust notes that certain Portfolios do invest in securities of other investment companies, therefore the Trust has revised the disclosure to remove the first reference to Underlying Portfolios and has replaced all other references with “investment company” or “investment companies” as applicable.

(d)	Information Regarding the ETFs (p. 267): Please explain supplementally why this information is provided for the Multimanager Technology Portfolio only when it appears several Portfolios may invest in ETFs.

Response: The Trust notes that this section references the ETFs in which the Multimanager Technology Portfolio may invest because this Portfolio may invest in ETFs to a more significant extent. Although several other Portfolios offered in the prospectus may invest in ETFs, those Portfolios may invest, at most, 10% of net assets in ETFs. The Multimanager Technology Portfolio, on the other hand, may invest up to 20% of net assets

Elisabeth Bentzinger

April 7, 2015

in ETFs. The Trust also notes that the referenced disclosure is not required by Form N-1A and is offered to provide investors a more fulsome understandning of the Multimanager Technology Portfolio investments in ETFs. The Trust believes that this non-required disclosure is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included by Form N-1A.

4.	AXA All Asset Allocation Series Portfolios - Prospectus

(a)	All Asset Moderate Growth – Alt 15 Portfolio Summary Prospectus (pp. 4-6): Please either remove “Convertible Securities Risk” and “Infrastructure Sector Risk” or add corresponding disclosure for each to the Principal Investment Strategy section. In addition, the staff notes the disclosure relating to “Mid-Cap, Small-Cap and Micro-Cap Company Risk.” Please add disclosure corresponding to micro-cap companies to the Principal Investment Strategy section.

Response: The Trust has added corresponding disclosure to the Principal Investment Strategy section.

(b)	All Asset Moderate Growth – Alt 15 Portfolio Summary Prospectus (p. 7): In the Average Annual Total Return table, please add the parenthetical “reflects no deduction for fees, expenses, or taxes” following the blended index.

Response: The Trust has made the requested change.

(c)	Buying and Selling Shares (p. 67): Please consider revising the second paragraph of this section for consistency with the other prospectuses.

Response: The Trust has considered and incorporated the suggested revision.

5.	AXA/Franklin Templeton Allocation Managed Volatility Portfolio - Prospectus

(a)	Summary Prospectus - Principal Risks (p. 4): Please consider clarifying throughout this section whether each risk relates to the Portfolio or to the Underlying Portfolios.

Response: The Portfolio is part of a complex of multiple funds and this disclosure is included in the registration statements for all funds that comprise the complex. For sake of efficiency, and to ensure consistent disclosure among the funds in the complex, the Trust utilizes the generic term “Portfolio.” In consideration of the staff’s comment, for clarification, the Trust will add the following as the last sentence to the lead-in paragraph of that section: “In this section, the term “Portfolio” may include the Portfolio, an Underlying Portfolio, or both.”

(b)	Summary Prospectus - Principal Risks (p. 7): “Special Situations Risk” discloses that a “Portfolio may use aggressive investment techniques.” Please provide additional disclosure in the Principal Investment Strategy section regarding aggressive investment techniques.

Elisabeth Bentzinger

April 7, 2015

Response: The Trust has removed the phrase “aggressive investment techniques” from the “Special Situations Risk” disclosure.

6.	ETF Portfolios - Prospectus

(a)	General: For each Portfolio, please disclose in both the summary and statutory prospectus the risks associated with an indexing strategy.

Response: The Trust notes that the Portfolios’ discussion of ETF Risk in both the summary prospectuses and the statutory prospectus adequately disclose the risks associated with seeking to track an index. Accordingly, the Trust does not believe that additional disclosure is necessary.

(b)	General: Please consider clarifying throughout the Principal Risks section of each Portfolio’s summary prospectus whether each risk relates to the Portfolio or to the Underlying ETFs.

Response: The Portfolio is part of a complex of multiple funds and this disclosure is included in the registration statements for all funds that comprise the complex. For sake of efficiency, and to ensure consistent disclosure among the funds in the complex, the Trust utilizes the generic term “Portfolio.” In consideration of the staff’s comment, for clarification, the Trust will add the following as the last sentence to the lead-in paragraph of that section: “In this section, the term “Portfolio” may include the Portfolio, an Underlying ETF, or both.”

(c)	EQ/Energy ETF Portfolio - Summary Prospectus (p. 6): Please add a broad-based securities market index to the table.

Response: The Trust notes that it does not necessarily agree that the Energy Select Sector Index is not a broad-based securities market index with regard to the EQ/Energy ETF Portfolio; however, in response to the staff’s comment, the Trust has added the Standard & Poor’s 500 Composite Stock Index to the table.

(d)	EQ/Low Volatility Global ETF Portfolio - Summary Prospectus (p. 13): In the narrative introducing the risk/return bar chart and table, the staff notes the statement “the additional broad-based market index shows how the Portfolio’s performance compared with the returns of other asset classes in which the Portfolio may invest.” Please confirm that the phrase “other asset classes” appropriately characterizes the MSCI AC World Index.

Response: The Trust has deleted the word “other” to clarify the relevance of the MSCI AC World Index.

(e)	EQ/Low Volatility Global ETF Portfolio - Summary Prospectus (p. 13): In the Average Annual Total Returns table, please add the parenthetical “reflects no deduction for fees, expenses, or taxes” following the indexes.

Response: The Trust has made the requested change.

Elisabeth Bentzinger

April 7, 2015

(f)	EQ/Low Volatility Global ETF Portfolio - Summary Prospectus (p. 13): Please add a footnote to the Average Annual Total Returns table describing the MSCI ACWI Minimum Volatility Index.

Response: The Trust has considered the staff’s comment and notes that the statutory prospectus includes a description of the MSCI ACWI Minimum Volatility Index in the section titled “Benchmarks.” The Trust further notes that a description of the benchmarks used to measure performance is not required by Form N-1A. Accordingly, the Trust believes that no additional description of the MSCI ACWI Minimum Volatility Index is necessary or required.

(g)	Statutory Prospectus - New Fund Risk (p. 23): Please update the statement that the Portfolios “are new and, as of the date of this Prospectus, have no operating history.”

Response: The Trust has revised the disclosure to state that the Portfolios have “limited operating history.”

(h)	Buying and Selling Shares (p. 40): Please consider revising the second paragraph of this section for consistency with the other prospectuses.

Response: The Trust has considered and incorporated the suggested revision.

7.	AXA Strategic Allocation Series Portfolios - Prospectus

(a)	General: With respect to each Portfolio, please disclose the risks associated with mortgage-backed securities and ETFs as principal risks.

Response: The Trust has made the requested change.

(b)	General: With respect to each Portfolio, please include disclosure in the Principal Investment Strategy section corresponding to “Futures Contract Risk.”

Response: The Trust has made the requested change.

(c)	AXA Ultra Conservative Strategy Portfolio - Summary Prospectus (p. 3): Please disclose the risks associated with small-, mid- and large-capitalization companies and foreign securities as principal risks.

Response: The Trust has made the requested changes.

(d)	AXA Ultra Conservative Strategy Portfolio - Summary Prospectus (p. 4): The staff notes that “Derivatives Risk” references “leveraging risk.” Please describe “leveraging risk.”

Response: The Trust notes that “Leveraging Risk” is defined in the section of the prospectus entitled “More information on strategies and risks” and accordingly does not believe that additional disclosure is necessary.

(e)	AXA Conservative Strategy Portfolio - Summary Prospectus (p. 7): Please disclose the risks associated with small-, mid- and large-capitalization companies as principal risks.

Elisabeth Bentzinger

April 7, 2015

Response: The Trust has made the requested changes.

(f)	AXA Aggressive Strategy Portfolio - Summary Prospectus (p. 27): In the Annual Portfolio Operating Expenses table, please remove the asterisk (*) on the line item for “Total Annual Portfolio Operating Expenses.”

Response: The Trust has made the requested change.

(g)	Statutory Prospectus - Securities of Other Investment Companies (p. 27): The staff notes the disclosure stating that the “AXA Ultra Conservative Strategy Portfolio also may invest in [ETFs],” however, it appears that all of the Portfolios in this prospectus may invest in ETFs. Please revise accordingly.

Response: The Trust has made the requested revisions.

8.	SAI

(a)	Investment Strategies and Risks (p. 49): Please update the discussion regarding the U.S. Treasury and GSEs.

Response: The Trust has made the requested change.

9.	Miscellaneous

(a)	Please provide “Tandy” representations.

Response: A “Tandy” letter will be filed as separate correspondence.

*        *        *         *        *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

Enclosure
cc:	Patricia Louie, Esq.
Anthony Geron, Esq.
AXA Equitable Funds Management Group, LLC
Clifford J. Alexander, Esq.
K&L Gates LLP